UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Contents

Message from the Chairman of the Board of Directors	4

Message from the Chief Executive Officer	5

1 Guidelines for Participation in the General Meetings	6
1.1 Shareholders attending the Meetings	7
1.2 Shareholders represented by proxies	7
1.3 Holders of ADRs	8

2 Standard Power of Attorney	9

3 Call Notice	12

4 Information on the matters to be examined and discussed at the General Meetings	15
4.1 Proposals to be decided at the Ordinary General Meeting	16
a) To receive the Management’s accounts for the fiscal year ending December 31 2009;
b) To approve the proposal for allocation of net income for the fiscal year 2009 and dividend distribution;
c) To elect the effective members and their alternates to the Board of Directors;
d) To elect the effective members and their alternates to the Fiscal Council;
e) To establish the compensation of the Company’s Board of Directors; and
f) To establish the fees of the members of the Fiscal Council

4.2 Proposals to be decided at the Extraordinary General Meeting	21
a) Examine, discuss and approve the seven (7) “Protocol and Justification for Incorporation of Shares” (“Protocols”) instruments signed by the Company and its Controlled Companies
b) Ratify the selection and hiring of specialized consulting firms to prepare the valuation reports for the Company and its Controlled Companies
c) Examine and approve the valuation reports for the Company
d) Discuss and approve the incorporation of the shares issued by the Controlled Companies into the equity of the Company in their entirety, thereby converting the Controlled Companies into wholly-owned subsidiaries of the Company
e) Approve the increase in the Company’s capital stock, through the issue of new Company shares to be paid in the form of the shares of the Controlled Companies being incorporated into the Company; and
f) Amend the Company’s Bylaws, in their Art. 5, to reflect the change in the Company’s capital stock and in the number of common shares issued by the company

Attachments

• Management Report and Company’s Financial Statements for the Year Ended December 31 2009 (6k)

Only Portuguese Versions Available:

• Management Discussion and Analysis

• Allocation of Net Income for the Year Ended December 31 2009

• Information regarding Candidates for the Board of Directors and Fiscal Council

• Compensation of the Board of Directors, Board of Executive Officers and Fiscal Council

• Protocols and Justification for Incorporation of Shares and Valuation Reports for the Company and the Controlled Companies

• Information concerning the Specialized Firms Responsible for Preparing Valuation Reports

• Information regarding Right of Withdrawal

• Information regarding the Increase in Capital Stock

• Company's Bylaws

Dear Shareholders,

It is with great pleasure that I invite you to attend the Ordinary and Extraordinary General Meetings of CPFL Energia S.A. (the “Company” or “CPFL Energia”), to be held on April 26 2010. at 10.00 a.m., at our registered offices at Rua Gomes de Carvalho, 1510, 14th floor, city and state of São Paulo (the “Meetings”).

This Manual (the “Manual”), which we are publishing for the third consecutive year, is a token of our commitment to transparency and respect for shareholders and aims to provide all the information you may need in order to exercise your voting rights in an effective and consistent way.

Initially, in the Ordinary General Meeting, we shall review the agenda items of an ordinary nature listed in the Call Notice: approval of the financial statements and the allocation of net income for the fiscal year ended on 12/31/2009; election of members to the Board of Directors and the Fiscal Council for the 2010/2011 term of office and determination of the compensation for Board members and Fiscal Council members.

Subsequently, in the Extraordinary General Meeting, we shall discuss Management’s proposal for the migration to CPFL Energia of the shareholders of the seven Controlled Companies, by means of incorporation of shares, with the result that minority Shareholders in these Controlled Companies become Shareholders in CPFL Energia.

These Meetings will also be attended by the Company’s CEO, representatives from the External Auditors, representatives from the appraising companies and members of the Fiscal Council, who will be available to provide any information required as regards the items being submitted for approval of the Meetings.

We hope that this Manual and the accompanying documents will provide Shareholders with all the information required to fully understand the matters due to be discussed and approved at the Meeting. In the event of any queries with regard to the information provided by the Company, Shareholders may also enter into contact either with the Company’s Investor Relations Department, by e-mail (ri@cpfl.com.br) or by phone (+55 19 3756 6083).

We hope that this Manual will be of use in helping you analyze the proposals being submitted for the approval of the Meetings and are counting on your presence.

With best regards,

Pedro Pullen Parente
Chairman of the Board of Directors

Dear Shareholders,

For the third consecutive year, we have the pleasure of publishing our Manual for Participation in General Shareholders Meetings, reaffirming CPFL Energia’s commitment to encouraging the participation of its Shareholders in the Company’s key decisions.

The Company’s capital stock is comprised exclusively of common shares, giving all our Shareholders voting rights, also allowing those Shareholders unable to attend the Meetings the right to name a Proxy to represent them at no additional cost.

This year, Call Notices for General Shareholders Meetings, according to the new rules issued by the Brazilian Securities and Exchange Commission (“CVM”), are required to be accompanied by a fuller disclosure of information.

As a result, in addition to the Financial Statements for fiscal year 2009, we are also including Comments from the Directors regarding the Company’s financial situation. The names of the candidates proposed by the controlling Shareholders for the Board of Directors and the Fiscal Council will also be made public in advance.

Finally, we underline, according to and for the purposes of CVM Instructions 319/99 and 358/02, that, on October 28 20009 we published a Market Announcement to the effect that the Protocols and Justifications for the Incorporation by the Company into its equity of Shares Issued by its Controlled Companies had been signed and informing the main characteristics of these corporate events that will now be discussed at the Meeting.

In the name of the Executive Board and our more than seven thousand employees, we would like to express our thanks for the support and the trust you have placed in CPFL Energia’s management.

Wilson Ferreira Jr.
Chief Executive Officer

Shareholders may attend the Meeting at the Company's registered offices and personally cast their votes there. If they are unable to be present, they may appoint a proxy. We set forth below the rules for legalizing their presence or representation:

1.1. Shareholders attending the Meetings:

Shareholders wishing to attend the General Meetings should present themselves a few minutes prior to the time mentioned in the Call Notice (10.00 a.m.), with the following documents:

(i) in the case of individual Shareholders – an identification document;

(ii) in the case of corporate Shareholders – the identification document of the legal representative of the corporate Shareholder, duly accompanied by the original or a certified copy of the document constituting him/her as representative, as well as the corporate documentation identifying him/her as the legal representative of the corporate Shareholder (minutes of his/her appointment); and

(iii) in the case of Shareholders that are Mutual Funds – the identification document of the legal representative of the Fund manager (or Portfolio Manager, as the case may be), accompanied by the original or a certified copy of the Fund’s regulations and the Bylaws or articles of association of the Fund manager (or Portfolio manager, as the case may be), together with the minutes of the appointment of the legal representative.

1.2. Shareholders represented by proxies:

Shareholders who are unable to be present at the General Meetings may be represented by a proxy appointed less than 1 (one) year prior to the Meetings, in accordance with Law 6,404/76 (Brazilian Corporate Law), Art. 126, paragraph 1.

Powers of attorney may only be granted to persons who fulfill at least one of the following requirements: (i) they should be a shareholder or officer of CPFL Energia, (ii) an attorney, or (iii) a financial institution, in which case, it is the responsibility of the investment fund manager to represent the investors.

Art.13 of the Company's Bylaws state that the following representation documents must be delivered to the head office of CPFL Energia by 10.00 (ten) a.m. of the day prior to the Meetings (i.e. by 10.00 a.m. on April 25 2010).

Representation Documents:

• Proxy instrument (Power of Attorney), with special powers of representation in the General Meetings of CPFL Energia, and the certified signature of the Shareholder;

• Proof of ownership of shares issued by CPFL Energia, provided by the depositary institution and/or custodial agent; and

• Bylaws or Articles of Association and minutes recording the election of the Officers, if the shareholder is a Corporate Entity.

The reason for asking Shareholders who wish to be represented by legally appointed proxies to deliver powers of attorney in advance, in accordance with the Company's Bylaws, is merely to assist in the preparation of the documentation, and is not intended to be any kind of impediment or hindrance to the participation of Shareholders legally entitled to vote.

To facilitate representation of Shareholders in the General Meeting, CPFL Energia provides in this Manual a standard power of attorney, by means of which Shareholders may appoint a company officer, whose details are shown below, to represent them, at no cost, and strictly in accordance with the mandate granted, with the information described below:

• Gisélia da Silva, Brazilian, single, attorney, bearer of Identity Document RG 40.142.764 -32, enrolled in the OAB/RS (Brazilian Bar Association/Rio Grande do Sul) under number 53.834 and registered in the natural persons tax register (CPF/MF) under number 390.708.590 -68, resident and domiciled in the city and state of São Paulo, with offices at Rua Gomes de Carvalho, 1,510, 14th floor.

Please note that powers of attorney issued abroad should be notarized by a Notary Public and should also be consularized by a Brazilian Consulate and translated into Portuguese by a certified translator.

The proxy documents should be sent to the registered offices of CPFL Energia, c/o the Board of Directors Advisory Department at the following address: Rua Gomes de Carvalho, 1,510, 14 andar, cj. 1402, Vila Olímpia, CEP 04547-005, São Paulo/SP.

1.3. Holders of ADRs

The custodial financial institution for the Company’s American Depositary Receipts (“ADRs”) in the United States of America is Deutsche Bank Trust Company Americas (“DEUTSCHE”).

DEUTSCHE will send the proxies to the holders of ADRs, to enable them to exercise their voting rights, and they will be represented at the Company's Meeting by Deutsche’s agent in Brazil: Banco Bradesco S.A.

We remind you that our Investor Relations Department is at your disposal to provide any further information you may require in relation to the procedures, timeframes and information relating to the Meeting.

E-mail Address: ri@cpfl.com.br

Contact by Phone: + 55 19 3756 6083

2. Standard Power of Attorney

POWER OF ATTORNEY

By means of this power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] (“Principal”),

or

[SHAREHOLDER], enrolled in the Corporate Taxpayers Register - CNPJ/MF under nr. [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative (“Principal”),

Appoints and retains as their Attorney-in-fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document - RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE)] (“Attorney-in-fact”),

To represent him/it, as a shareholder of CPFL ENERGIA S.A. (“Company”), in the Ordinary and Extraordinary General Meetings to be held at the first call on April 26th, 2010, at 10.00 a.m., and, if necessary, at the second call at a date to be advised in due course, at the Company's head office, located at Rua Gomes de Carvalho, nr. 1,510, 14th floor, suite 1402, in the city of São Paulo, State of São Paulo, being authorized to examine, discuss, present justification and vote in the name of the Principal, in accordance with the instructions established below, on the matters on the Agenda.

For the purposes of granting this power of attorney, the powers of the Attorney-in-fact are limited to attending the Meeting and exercising the vote in accordance with the following voting instructions, not being entitled or obliged to take any measures other than those required to comply with this power of attorney. The Attorney-in-fact is authorized to abstain from any decision or matters on which he has not received, at his discretion, sufficiently specific voting instructions.

Agenda:

I. Ordinary General Meeting:

a. To receive Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31 2009

For ( )	Against ( )	Abstain ( )

Justification of vote:

b. To approve the proposal for the allocation of net income for fiscal year 2009 and dividend distribution

For ( )	Against ( )	Abstain ( )

Justification of vote:

c. To elect the effective members and their alternates to the Board of Directors

For ( )	Against ( )	Abstain ( )

Justification of vote:

d. To elect the effective members and their alternates to the Fiscal Council

For ( )	Against ( )	Abstain ( )

Justification of vote:

e. To establish the compensation of the Company’s Board of Directors

For ( )	Against ( )	Abstain ( )

Justification of vote:

f. To establish the fees of the members of the Fiscal Council

For ( )	Against ( )	Abstain ( )

Justification of vote:

II. Extraordinary General Meeting:

a. Examine, discuss and approve the seven (7) “Protocol and Justification for Incorporation of Shares” (“Protocols”) instruments signed between, on the one hand, the Company and, on the other hand, each one of the following controlled companies: (i) Companhia Leste Paulista de Energia, (ii) Companhia Jaguari de Energia, (iii)Companhia Sul Paulista de Energia, (iv) Companhia Luz e Força de Mococa, (v) Companhia Jaguari de Geração de Energia, (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and (vii) Companhia Luz e Força Santa Cruz (jointly denominated the “Controlled Companies”)

For ( )	Against ( )	Abstain ( )

Justification of vote:

b. Ratify the selection and hiring of the specialized firms: (i) Hirashima & Associados Consultoria em Transações Societárias Ltda., Corporate Taxpayer’s ID (CNPJ) 05.534.178/0001-36, which prepared the valuation report for the economic value of the Company and for each of the Controlled Companies; and (ii) Hirashima & Associados Ltda., Corporate Taxpayer’s ID (CNPJ) 05.215.691/0001-64, which prepared the valuation report for the market value of shareholders’ equity of the Company and each of the Controlled Companies, for the purpose of the provisions of Article 264 of Law 6,404/76

For ( )	Against ( )	Abstain ( )

Justification of vote:

c. Examine and approve the valuation reports mentioned under item “b” above with respect to the Company

For ( )	Against ( )	Abstain ( )

Justification of vote:

d. Pursuant to Article 252 of Law 6,404/76, discuss and approve the incorporation in their entirety of the shares issued by the Controlled Companies into the equity of the Company with the consequent conversion of the Controlled Companies into wholly owned subsidiaries of the Company pursuant to the respective Protocols and in accordance with the exchange ratios mentioned therein

For ( )	Against ( )	Abstain ( )

Justification of vote:

e. Approval of the increase in the Company’s capital stock in the total value of R$ 52,249,114.80 (fifty two million, two hundred and forty nine thousand, one hundred and fourteen reais and eighty centavos) with the total issue of 1,226,192 (one million, two hundred and twenty six thousand, one hundred and ninety two) new shares of the Company to be paid in with the shares of the Controlled Companies being incorporated into the equity of the Company pursuant to the foregoing items and respective Protocols

For ( )	Against ( )	Abstain ( )

Justification of vote:

f. Amend the Company’s Bylaws, in their Article 5, to reflect the change (i) in the Company’s capital stock as a result of the eventual approval of the items “a” to “e” above, the said capital stock increasing from R$ 4,741,175,241.82 (four billion, seven hundred and forty one million, one hundred and seventy five thousand, two hundred and forty one reais and eighty-two centavos) to R$ 4,793,424,356.62 (four billion, seven hundred and ninety three million, four hundred and twenty four thousand, three hundred and fifty six reais and sixty-two centavos); and in the number of common shares issued by the company increasing from 479.910.938 (four hundred and seventy nine million, nine hundred and ten thousand, nine hundred and thirty eight) to 481.137.130 (four hundred and eighty one million, one hundred and thirty seven thousand, one hundred and thirty) common shares.

For ( )	Against ( )	Abstain ( )

Justification of vote:

The term of validity of this power of attorney is 1 (one) month, as from this date.

São Paulo, ----- [ ], 2010
Principal
p/p: [ ](certified signature)
Position: [ ]

3.

Call Notice

Net Income
(R$ million)
9.1% ▲
10,566
9,682
2008
2009

Total Energy Sales
(GWh)
4.0% ▲
48,064
46,227
2008
2009

CPFL ENERGIA S.A. Publicly-held Company Corporate Taxpayers’ ID (CNPJ/MF): 02.429.144/0001-93 Corporate Registry (NIRE): 35.300.186.133

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

3. CALL NOTICE

Pursuant to Article 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. (“Company”), are hereby invited to the Ordinary and Extraordinary General Meetings (“OEGM”) to be held on April 26 2010 at 10:00 a.m. at the Company’s registered offices at Rua Gomes de Carvalho, 1510, 14th floor, suite 1402 in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

I. ORDINARY GENERAL MEETING

a) To receive the Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31 2009;

b) To approve the proposal for allocating the net income for the fiscal year 2009 and dividend distribution;

c) To elect the effective members and their alternates to the Board of Directors;

d) To elect the effective members and their alternates to the Fiscal Council;

e) To establish the compensation of the Company’s Board of Directors; and

f) To establish the fees of the members of the Fiscal Council.

II. EXTRAORDINARY GENERAL MEETING

a) Examine, discuss and approve the seven (7) “Protocol and Justification for Incorporation of Shares” (“Protocols”) instruments signed between, from one side, the Company and, from the other side, each one of the following controlled companies: (i) Companhia Leste Paulista de Energia, (ii) Companhia Jaguari de Energia, (iii) Companhia Sul Paulista de Energia, (iv) Companhia Luz e Força de Mococa, (v) Companhia Jaguari de Geração de Energia, (vi) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and (vii) Companhia Luz e Força Santa Cruz (jointly denominated the “Controlled Companies”);

b) Ratify the contracting and appointment of the specialized companies: (i) Hirashima & Associados Consultoria em Transações Societárias Ltda., Corporate Taxpayer’s ID (CNPJ) 05.534.178/0001 -36, which prepared the valuation report for the economic value of the Company and for each of the Controlled Companies; and (ii) Hirashima & Associados Ltda., Corporate Taxpayer’s ID (CNPJ) 05.215.691/0001 -64, which prepared the valuation report for the market value of shareholders’ equity of the Company and each of the Controlled Companies, for the purpose of the provision in Article 264 of Law 6,404/76;

c) Examine and approve the appraisal reports mentioned under item “b” above with respect to the Company;

d) Pursuant to Article 252 of Law 6,404/76, discuss and approve the incorporation of the total shares issued by the Controlled Companies into the equity of the Company with the consequent conversion of the Controlled Companies into wholly owned subsidiaries of the Company pursuant to the respective Protocols and in accordance with the exchange ratios there mentioned;

e) Approval of the increase in the Company’s capital stock in the total value of R$ 52,249,114.80 (fifty-two million, two hundred and forty-nine thousand, one hundred and fourteen reais and eighty centavos) with the total issue of 1,226,192 (one million, two hundred and twenty-six thousand, one hundred and ninety-two) new shares of the Company to be paid with the shares issued by the Controlled Companies incorporated into the equity of the Company pursuant to the foregoing items and respective Protocols; and

f) Amend the Company’s Bylaws, in their Article 5 to reflect the change (i) in the Company’s capital stock as a result of the eventual approval of the items “a” to “e” above, the said capital stock increasing from R$ 4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos) to R$ 4,793,424,356.62 (four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos); and in the number of common shares issued by the company increasing from 479.910.938 (four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight) to 481.137.130 (four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty) common shares.

General Instructions:

1. The shareholders, holders of the common shares issued by the Company, themselves, their legal representatives or attorneys-in-fact, may participate in the OEGM, conditional on the name of the said shareholder being recorded in the Book Entry Shares Register of the financial depositary institution for the shares – Banco Bradesco S.A.. Pursuant to Article 126 of Law 6,404/76, the shareholders shall comply with the following procedures:

(a) In accordance with Article 13 of the Company’s Bylaws, shareholders wishing to be represented by proxy, pursuant to Article 126, Paragraph 1 of Law 6,404/76, should deposit the respective power of attorney at the Company’s registered offices at least 24 hours before the appointed time for holding the OEGM; and

(b) before the beginning of the Meetings:

(i) in the case of private individuals – identification document;

(ii) in the case of a shareholder that is a corporate entity – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of its act of incorporation as well as corporate documentation identifying the legal representative of the corporate entity (minutes of the election of the executive board); and

(iii) in the case of a shareholder constituted in the form of an Investment Fund – the identity document of the legal representative of the Investment Fund manager (or the Investment Fund portfolio manager, as the case may be), accompanied by a certified copy or original of the Fund Regulations and the Bylaws or Articles of Association of it manager (or portfolio manager as the case may be), together with the minutes of the election of the legal representative.

2. Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage of voting shares needed to request multiple voting rights in the election of members of the Board of Directors is 5% (five percent), this alternative to be exercised by shareholders up to 48 hours before the OEGM according to Article 141, Paragraph 1 of Law 6,404/76.

3. All documents pertinent to matters to be discussed at the OEGM, pursuant to Article 6 of CVM Instruction 481/09, are available to shareholders as of this date at the Company’s registered offices and in its website (www.cpfl.com.br/ir), as well as the website of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

São Paulo, March 26 2010.

 Pedro Pullen Parente
Chairman of the Board of Directors

Place and Date of Publication: The Call Notice for Ordinary and Extraordinary General Meetings of CPFL Energia S.A. was published in the Official Gazette of the State of São Paulo (editions of March 26, 27 and 30, 2010) and in the newspaper Valor Econômico (editions of March 26, 29 and 30, 2010).

Net Income
(R$ million)
9.1% ▲
10,566
9,682
2008
2009

Total Energy Sales
(GWh)
4.0% ▲
48,064
46,227
2008
2009

4. Information on the matters to be examined and discussed at the General Meetings

4.1 Proposals to be decided at the Ordinary General Meeting

Pursuant to Art. 132 of Brazilian Corporate Law, it is incumbent upon the Company to hold an Annual General Meeting (AGM) within the first 4 (four) months following the end of the fiscal year to consider the following matters:

•To receive the management accounts and examine, discuss and vote on the financial statements for the year ended December 31 2009;
• To decide on the appropriation of net income for the year and distribution of dividends; and
• To elect the members of the Board of Directors and Fiscal Council, if applicable, and to fix their compensation, as well as the compensation of the Executive Officers.

With a view to complying with the provisions of the above-referred legal requirement, the Company’s management has published a Call Notice on three consecutive days, prior to the date scheduled for the Meeting.

Although the minimum advance notice for the first convening of Ordinary General Meetings by publicly listed companies is 15 (fifteen) days, under current legislation, the company has published its Call Notices with greater advance notice due to the process for holders of ADRs traded on the New York Stock Exchange (NYSE) to manifest themselves.

As required under the provisions of CVM Instruction 481, of December 27 2009, this Manual outlines for Shareholders CPFL Energia’s Management Proposal, providing clarification for each of the items on the agenda, in order that Shareholders may vote consciously and on an informed basis:

a) To receive Management’s accounts for fiscal year ending December 31 2009;

Management's accounts are presented in the Management Report and in the Financial Statements prepared by the Company's Executive Board.

The Management Report contains information on a variety of matters, such as the economic scenario, the Company's financial performance and operations, investments, corporate governance practices, capital markets, sustainability and corporate responsibility, and social performance report, as well as the Company’s Social Report.

The Financial Statements present the Company's financial situation and enable Shareholders to assess its levels of capitalization and liquidity, profits and indebtedness.

Pursuant to Law 11,638, of December 28, 2007, the Financial Statements comprise six documents:

• Balance Sheet
• Income Statement
• Statement of Changes in Shareholders' Equity
• Cash Flow Statement
• Value Added Statement
• Explanatory Notes

As required under paragraph 4 of Art. 176 of Brazilian Corporate Law, the financial statements must be accompanied by Explanatory Notes and whatever analytical tables or accounting explanations may be necessary to clarify the balance sheet accounts and profit and loss accounts for the period.

The Management Report and the Financial Statements of CPFL Energia have been approved by the Executive Board and audited by the Independent Auditors, KPMG Auditores Independentes, prior to approval by the Board of Directors and the opinion of the Fiscal Council, and are accordingly considered suitable for submission to the General Shareholders' Meeting.

In accordance with Brazilian law, the Management Report, Financial Statements and the opinions of the Independent Auditors and the Fiscal Council of CPFL Energia (and of its subsidiaries) were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the state of São Paulo) and in the Valor Econômico newspaper, in the March 2, 2010 edition (pages 12 to 23 and A-15 to A-23), and are available at the Company's head office and on the websites of the Brazilian Mercantile and Futures Exchange and São Paulo Stock Exchange (BM&FBOVESPA), the Brazilian Securities Commission (CVM), the Securities and Exchange Commission (SEC), and the Company itself (www.cpfl.com.br/ri).

We should mention that the Company's Financial Statements (i) were prepared in accordance with the accounting principles laid down by Brazilian Corporate Law and the complementary standards published by the CVM, and (ii) consolidate the results of electric energy sector companies. They are therefore presented in accordance with the specific legislation applying to public electric energy service concession holders.

The comments of the Directors on the financial situation of CPFL Energia are also available, as required under subsection III of Art. 9 of CVM Instruction 481/2009, and provide an important source of information for Shareholders to be able to reflect upon and obtain a consistent evaluation of the company’s performance.

Accordingly, Company Management recommends that its Shareholders examine in detail all the documents relating to the year ended December 31 2009 and, if necessary, clarify any doubts with the Company in order to decide on the approval of the Financial Statements for the fiscal year ended December 31 2009.

The Company places the Management Report and Company’s Financial Statements for the Year Ended December 31 2009 and the Directors’ Comments at the disposal of Shareholders.

b. To approve the proposal for the allocation of the net income for fiscal year 2009 and dividend distribution

The allocation of net income consists of determining the portions that will be appropriated to the legal and statutory reserves and the portions that will be distributed to the shareholders as dividends.

The Company has a Dividend Policy, available on its website (www.cpfl.com.br/ri), which establishes that a minimum of 50% of the adjusted net income shall be distributed to Shareholders, on a semi-annual basis in the form of dividends and/or interest on equity.

Net income for the fiscal year ended on December 31 2009 amounted to R$1,286,469,787.72 (one billion, two hundred and eighty six million, four hundred and sixty-nine thousand, seven hundred and eighty-seven reais and seventy-two centavos).

Company Management proposes the following appropriation of the net income for the fiscal year ended December 31 2009, pursuant to Art. 29, paragraph 3 of the Company’s Bylaws:

a) constitution of a Legal Reserve, in the amount of R$64.323.489,39 (sixty-four million, three hundred and twenty-three thousand, four hundred and eighty-nine reais and thirty-nine centavos) as required by Art. 193 of Brazilian Corporate Law;
b) declaration of an interim dividend, already paid to Shareholders on September 30 2009, eligible to be counted as part of the minimum mandatory dividend for fiscal year 2009 out of the net income declared in the semi-annual financial statements dated June 30 2009, in the amount of R$571,670,544.88 (five hundred and seventy-one million, six hundred and seventy thousand, five hundred and forty-four reais and eighty-eight centavos), as decided upon at the 141th Meeting of the Board of Directors, held on August 10 2009, in accordance with articles 31 and 32 of the Company’s Bylaws; and
c) declaration of a complementary dividend, in the amount of R$655,017,032.92 (six hundred and fifty-five million, seventeen thousand and thirty-two reais and ninety-two centavos), equivalent to R$1.364872065 per common share, in accordance with Art. 201 of Brazilian Corporate Law, already including in the declaration of the complementary dividend the amount of R$4,541,279.47 (four million, five hundred and forty-one thousand, two hundred and seventy-nine reais and forty-seven centavos) referring to dividends established under the terms of Art. 35 of the Company’s Bylaws, which were accounted as retained earnings.

Under the terms of paragraph 3 of Art. 205 of Brazilian Corporate Law, and to be decided upon by the Shareholders at the Meeting, the complementary dividend shall be paid on a date yet to be determined by Executive Management, depending on the availability of resources and by means of simple communication to the Board of Directors.

It is estimated that payment of the complementary dividend shall be effected on or before April 30 2010.

In accordance with the Announcement to the Market published on March 2 2010, the record date for shares traded on the BM&FBOVESPA was March 8 2010, and March 11 2010 for the ADRs traded on the NYSE. Company shares have been traded ex-dividend on both markets since March 9 2010.

The appropriation of net income for fiscal year 2009 is in line with the Company’s Bylaws and with its dividend policy, and was decided upon in the best interests of CPFL Energia into account. For this reason, Management recommends its approval by the Shareholders.

Details of the allocation of net income, as required under Annex 9-1-II of CVM Instruction 481/2009, can be found in the following Attachment: Allocation of Net Income for the Year Ended December 31 2009.

c. To elect the effective members and their alternates to the Board of Directors

Section II of the Company’s Bylaws, Arts. 14 to 18, refers to the composition and functioning of the Board of Directors.

The Board of Directors shall comprise a minimum of 7 (seven) and a maximum of 9 (nine) members, with a standard term of office of 1 (one) year, of whom a minimum of 20% (twenty percent) must be independent board members.

Since the Company is listed on the BMF&Bovespa’s Novo Mercado, if 7 (seven) members are elected to the Board of Directors, at least 1 (one) member must be regarded as an Independent Board Member as defined in the New Market Listing Regulations.

If the minority Shareholders elect one member to the Board of Directors and this member meets the requirements as an Independent Board Member, it will not be necessary for the majority Shareholders to nominate another member complying with this definition.

The Company shall place at the disposal of the Meeting the information contained in items 12.6 to 12.10 of the Reference Form (Annex 24 of CVM Instruction 480/2009), as required under Art. 10 of CVM Instruction 481/2009, together with the declaration of each of the Board members that he/she is not implicated in any of the crimes that the law determines would render a person ineligible to exercise commercial activities (CVM Instruction 367/2002).

According to Brazilian Corporate Law, Board members must also be Shareholders in the company. In order to be able to assume their respective offices, Board members shall sign a Term of Investiture, the Declaration required under CVM Instruction 367 of May 29 2002, a Term of Commitment to the Company’s Policy for Disclosure of Material Information, a Term of Commitment to the Company’s Securities Trading Policy and a Term of Commitment to the Regulations Governing BM&FBOVESPA’s Novo Mercado listing, to which the Company is a party, under which they commit to comply with the rules established therein.

The Board members indicated by the block of controlling Shareholders – VBC Energia S.A. (“VBC”), BB Carteira Livre 1 Fundo de Investimento em Ações (“BB CL 1”) and Bonaire Participações S.A. (“BONAIRE”) – shall also sign an Instrument of Adhesion to the Terms of the Company’s Shareholders Agreement.

Members of the Board of Directors may be elected by one of the following two voting systems:

(i) a slate voting process, whereby the Company's Shareholders register a slate with the presiding board of the Annual General Meeting, with the name and identification of the candidates; or
(ii) a multiple vote process, whereby the candidates are nominated and elected individually, and their names are registered with the presiding board of the General Meeting. Voting will take place by allocation to each share of the same number of votes as there are members of the Board of Directors to be elected, the shareholder being free to allocate the votes to a single candidate or to cast them in favor of several candidates.

Company shareholders representing a minimum of 5% (five percent) of capital may request, in writing, adoption of the multiple voting process, providing they do so at least 48 (forty-eight) hours in advance of the Annual General Meeting.

The Company proposes to the Meeting the election of the following candidates indicated by the Controlling Shareholders to the Board of Directors:

	Effective Members	Alternate Members

VBC	Murilo Cesar Lemos dos Santos Passos Francisco Caprino Neto Claudio Borin Guedes Palaia	Gustavo Pellicciari de Andrade Marcelo Pires Oliveira Dias Rodrigo Cardoso Barbosa

BB CL 1	Ricardo Carvalho Giambroni Robson Rocha	Rivail Trevisan Arthur Prado Silva

BONAIRE	Martin Roberto Glogowsky	Carlos Alberto Cardoso Moreira

Ana Dolores Moura Carneiro de Novaes (Conselheira Independente)

The information regarding the election of members to the Company’s Board of Directors referred to in Art. 10 of CVM Instruction 481/2009 may be found in the following Attachment: Information regarding Candidates for the Board of Directors and Fiscal Council.

d. To elect the effective members and their alternates to the Fiscal Council

The Fiscal Council of CPFL Energia is a permanent body and its main responsibilities are to supervise the acts of the Officers, examine and express an opinion on the Financial Statements and report their conclusions to the Company's Shareholders, pursuant to Law 6,404/76.

In accordance with Art. 28 of the Company’s Bylaws, the Fiscal Council will be comprised of between 3 (three) and 5 (five) effective members and the same number of alternate members, with a mandate of 1 year.

The Controlling Shareholders propose to the Meeting the election of the following candidates for membership of the Fiscal Council:

	Effective Members	Alternate Members

VBC	Daniela Corci Cardoso Adalgiso Fragoso de Faria	Fernando Luiz Aguiar Filho Carlos José Cantú

BB CL 1	José Reinaldo Magalhães Wilton de Medeiros Daher	Hamilton Omar Biscalquini José Edison da Silva

BONAIRE	Susana Hanna Stiphan Jabra	Bruno Oliva Girardi

In addition to the Term of Investiture, the members of the Fiscal Council elected by the General Meeting must sign the following documents: a Term of Commitment, expressing their full and unqualified agreement with the Regulations of the Market Arbitration Panel in accordance with the provisions of the listing regulations of the BM&FBOVESPA’s New Market, a Term of Commitment to the Company's policy for disclosure of material information, and a Term of Commitment to the Company’s securities trading policy and the Declaration required in Annex 24, subparagraph “b”of CVM Instruction 480/2009.

In accordance with the exception applicable to foreign companies listed in the SEC, which is the regulatory body for issues of marketable securities in the United States, the Company's Fiscal Council performs the duties of Audit Committee for the purposes of compliance with the rules of the Sarbanes-Oxley Act requirements of the Exchange Act Rule 10A-3(c) (3) that do not conflict with Brazilian legislation.

The information relating to the election of the members of the Company’s Fiscal Council can be found in the following Attachment: Information regarding Candidates for the Board of Directors and Fiscal Council, as required under Art. 10 of CVM Instruction 481/2009.

e. To determine the compensation of the Company’s Board of Directors; and

In accordance with Art. 10, item (f) of the Bylaws of CPFL Energia, the Meeting will determine the aggregate compensation to be paid to the members of the Board of Directors and the Executive Board for the period May 2010 to April 2011.

Management’s proposal, already analyzed by the Personnel Management Committee, is for an overall amount of up to R$3,374,043.97 (three million, three hundred and seventy-four thousand and forty-three reais and ninety-seven centavos), of which R$952.560,00 (nine hundred and fifty-two thousand, five hundred and sixty reais) represent fees paid to members of the Board of Directors and R$2,421,483.97 (two million, four hundred and twenty-one thousand, four hundred and eighty-three reais and ninety-seven centavos) represent the compensation of Executive Management, including all benefits and payroll taxes and charges. The remuneration of Executive Management being proposed to the Meeting is an estimate and represents the maximum amount that could be paid to the Executive Directors.

The members of the Board of Directors receive fixed monthly fees, irrespective of the number of meetings in which they participate during the month, and receive no additional compensation for their participation in Advisory Committees or Commissions.

Only the effective Board members receive remuneration. Alternate members will not receive any remuneration, except when they effectively substitute for the Board Member for whom they are an alternate.

Note that the Executive directors of CPFL Energia also hold management positions in the Company’s Controlled Companies, for which they receive compensation. When they are called upon to occupy seats on the boards of directors of the companies controlled by the Company, the Executive Directors waive their right to receive remuneration as members of such Boards.

The Company’s Board of Directors is advised by a Personnel Management Committee, which has responsibility, among others, for defining the criteria for the compensation of Executive Management. It should be noted that the remuneration paid to Executive Directors is in line with the values practiced in the market and is based on salary reviews carried out by specialized consulting firms.

The compensation of the Company’s Executive Board is composed of fixed and variable portions, the definition of which is based on each Director’s performance compared with the Company’s corporate goals and the individual targets established in the context of the Company’s strategic plan and GVA value-added metrics.

The total compensation proposed by Management for all the CPFL Group companies, including the officers (comprising all members of the Board of Directors and the Executive Board) and also those of the Fiscal Council, in the companies in which these are installed is R$20,587,715.50 (twenty million, five hundred and eighty-seven thousand, seven hundred and fifteen reais and fifty centavos).

f. To determine the fees to be paid to members of the Fiscal Council

The Annual General Meeting will set the aggregate fees to be paid to each acting member of the Fiscal Council, in accordance with Art. 28, paragraph 2 of the Company’s Bylaws and Art. 162, paragraph 3 of Law 6,404/76, at an amount of not less than 10% (ten percent) of the average amount paid to the executive officers, excluding, for this purpose, benefits, representation allowances and profit sharing.

For fiscal year 2010, the Company’s Board of Directors proposes that the Meeting approve overall annual remuneration for the members of the Fiscal Council of R$654,544.80 (six hundred and fifty-four thousand, five hundred and forty-four reais and eighty centavos).

Company Management advises that the remuneration of the members of the Fiscal Council is based on the minimum legal percentage mentioned above, and that only the effective members of the Fiscal Council are remunerated. In relation to the remuneration of alternate members, the same rules apply as for the Board of Directors.

The breakdown of the remuneration of Company Management required under Art. 12 of CVM Instruction 481/2009 can be found in the following Attachment: Compensation of the Board of Directors, Board of Executive Officers and the Fiscal Council

4.2 Proposals to be decided at the Extraordinary General Meeting

a) Examine, discuss and approve the seven (7) “Protocol and Justification for Incorporation of Shares” (“Protocols”) instruments signed by the Company and the Controlled Companies

The scope of this Meeting shall be to decide upon the incorporation into the Company’s equity of all the shares issued by the Controlled Companies - Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia, Companhia Luz e Força de Mococa, Companhia Jaguari de Geração de Energia, CPFL Serviços, Equipamentos, Indústria e Comércio S.A. and Companhia Luz e Força Santa Cruz.

Companhia Luz e Força Santa Cruz was purchased from Companhia Brasileira de Alumínio (“CBA”) in September 2006, and Companhia Jaguari de Energia, Companhia Sul Paulista de Energia, Companhia Leste Paulista de Energia, Companhia Força e Luz de Mococa, Companhia Jaguari de Geração de Energia, and CPFL Serviços, Equipamentos, Indústria e Comércio S.A. are energy distribution, generation and commercialization companies resulting from the acquisition of the assets of CMS Energy Brasil S.A. (“CMS Brasil”).

This transaction is based on Art. 252 and paragraphs of Law 6,404/76. The main clause and paragraph 1 of Art. 252 of Law 6,404/76 establish that this Meeting shall, at the same time, authorize the increase in the capital stock of CPFL Energia, in order that a sufficient number of shares can be issued to substitute the shares issued by the Controlled Companies that are being incorporated into the Company’s equity. This increase in capital shall not create preemptive rights for the current shareholders of CPFL Energia.

Since this transaction could dilute the current shareholders of CPFL Energia, dissenting shareholders may exercise their right to withdraw pursuant to Art. 137, II of Law 6,404/76. This right of withdrawal may be exercised by means of reimbursement of the value of the shares issued by CPFL Energia within thirty (30) days from publication of the Minutes of this Meeting, assuming it results in approval of the operation.

Reimbursement shall only become due if the operation is concluded and will be based on the book equity value of the shares, corresponding to R$10.461610145 per share, in accordance with the material fact disclosed on October 28 2009 .

Pursuant to Law 6,404/76, Art. 137, paragraph 1, this right of withdrawal shall be restricted to the shares owned by such shareholders up to the date of communication of the material fact. Accordingly, only dissenting shareholders who were registered in the Company’s books at the close of business on October 28 2009 may exercise withdraw rights, which cannot be used in relation to shares acquired after that date.

The Protocols and Justification for Incorporation of Shares and the Valuation Reports for the Company and the Controlled Companies are available for consultation by Shareholders.

Other Information regarding Right of Withdrawal, provided for in Annex 24 of CVM Instruction 481/2009, have also been made disclosed.

b. Ratify the selection and hiring of the specialized consulting firms to prepare the valuation reports on the Company and the Controlled Companies.

Prior to proposing this transaction to Shareholders, the Management of CPFL Energia had two (2) Company reports prepared, while the management of each one of the Controlled Companies also had two (2) other reports prepared, making a total of sixteen (16) reports appraising the value of all of the companies involved in this transaction.

This Meeting will decide regarding the ratification of the hiring, by the Executive Board, of the following appraisers:

(i) Hirashima & Associados Consultoria em Transações Societárias Ltda. (“HIRASHIMA CONSULTORIA”), with its registered offices in the city and state of São Paulo at Rua Flórida, 1,758 – suite 11, 1 andar, registered in the corporate tax register of the Brazilian Internal Revenue Service (CNPJ/MF) under number 05.534.178/0001 -36), which prepared the report relating to the economic value of the Company and the Controlled Companies; and

(ii) Hirashima & Associados Ltda. (“HIRASHIMA”), with its head office in the city and state of São Paulo at Rua Flórida, 1,758 – suite 11, 1 andar, registered in the corporate tax register of the Brazilian Internal Revenue Service (CNPJ/MF) under number 05.215.691/0001 -64), which prepared the reports relating to the market value of shareholders’ equity of the Company and the Controlled Companies.

The Information concerning the Specialized Firms Responsible for Preparing Valuation Reports Attachment required in Annex 21 of CVM Instruction 481/2009 provides Shareholders with details regarding the valuation firms.

c. Examine and approve the valuation reports on the Company

This Meeting shall decide upon the approval of the valuation reports for CPFL Energia on which this transaction is based, prepared by the above-mentioned specialized firms.

In relation to the reports on CPFL Energia, calculations were also made to assess the economic value using the net present value of discounted cash flow method based on the financial statements of CPFL Energia at the baseline date of June 30 2009.

This first report was prepared by HIRASHIMA CONSULTORIA and the same calculation was repeated for each of the subsidiaries, for purposes of comparison, as a basis for establishing the exchange ratio for this transaction.

Since the transaction involves the incorporation of the shares of Controlled Companies into the equity of their parent company, the management of CPFL Energia, pursuant to Art. 264 of Law 6,404/76, also had calculations and valuations made of the market value of the shareholders’ equity of the Company and the respective Controlled Companies. These reports were prepared by HIRASHIMA and were also used to define the transaction’s exchange ratio.

The Executive Boards of the companies involved further agreed and decided to establish the ratios for equitable substitution of shares in the transaction, based on the economic valuations of the companies in accordance with the findings of the reports, which are at the disposal of Shareholders on the websites of the Company, the CVM and BM&FBOVESPA, using the exchange ratios shown in the following table:

Company	Economic value of each share as of 06/30/2009	Share exchange ratio (x shares of Controlled Companies = 1 CPFL Energia share)	Controlled Co. shares to be incorporated	Shares to be issued by the Company	Increase in Company Capital Stock in R$

CPFL Energia	42.610875619	-	-	-	-

CPFL Leste Paulista	0.117123652	363.811021363	36,908,364	101,449	4,322,830.72

CPFL Sul Paulista	0.157265119	270.949310545	77,265,753	285,166	12,151,172.96

CPFL Mococa	0.633232174	67.291078028	20,299,917	301,673	12,854,550.68

CPFL Serviços	0,009492871	4,488.723577562	215,037,398	47,906	2,041,316.61

CPFL Jaguari	0.271580915	156.899374200	27,250,505	173,681	7,400,699.49

Jaguari Geração	2.635610628	16.167363711	5,107,901	315,939	13,462,437.43

CPFL Santa Cruz	0.567200340	75.124911984	28,463	378	16,106.91

			Total:	1,226,192	52,249,114.80

The present valuation by discounted cash flow methodology is the most generally accepted method for establishing exchange ratios, since the exchange is neutral, in economic terms, for all the parties involved, this being the reason for recommending migration at the ratio based on economic value. As the final exchange ratios shall depend upon the approval by the Meetings of the reports on the companies involved in this transaction as well as the process of preparing the respective protocols for incorporation of shares, no decision shall be taken in this respect at this Meeting.

On October 28 2009, CPFL Energia and the Controlled Companies also signed the respective protocols of the share incorporation transactions, as part of the documentation required to complete the transaction. The protocols include the justification of the operations, pursuant to articles 224 and 225, together with the main clause of Art. 252 of Law 6,404/76.

The Valuation Reports on the Company and the Controlled Companies can be consulted in the following Attachment: Protocols and Justification for Incorporation of Shares and Valuation Reports for the Company and the Controlled Companies.

d. Discuss and approve the incorporation in their entirety of the shares issued by the Controlled Companies into the Company’s equity, with the resulting conversion of the Controlled Companies into wholly-owned subsidiaries of the Company.

The main purpose of this transaction is to convert the Controlled Companies into wholly-owned subsidiaries, which offers the following advantages:

(i) simplification of the equity structure of the companies controlled by the Company;
(ii) alignment of the interests of the shareholders of the companies controlled by the Company;
(iii) reduction of administrative costs and a substantial increase in synergies, arising from the complementary relations between the operations of the Company and the Controlled Companies;
(iv) significant operational advantages, largely associated with the gains in productivity;
(v) greater efficiency of the corporate structure and flexibility in putting strategic, administrative and commercial decisions into effect; and
(vii) significant prospects for increasing the liquidity of the Company’s shares.

Through this transaction, CPFL Energia will conclude the process of consolidating these acquisitions, which have proved successful in adding significant shareholder value.

e. To approve the increase in the Company’s capital stock, by means of the issue of new Company shares to be paid in with the shares issued by the Controlled Companies now being incorporated into the Company’s equity

With the approval of this transaction, 1,226,192 (one million, two hundred and twenty six thousand, one hundred and ninety two) new common shares will be issued, which will be paid in with the shares of the Controlled Companies being incorporated into the Company’s equity, as provided for in the Protocols.

Consequently, there will be an increase in the capital stock of CPFL Energia in a total amount of R$52,249,114.80 (fifty two million, two hundred and forty-nine thousand, one hundred and fourteen reais and eighty centavos), raising the capital stock from R$4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos) to R$4,793,424,356.62 (four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos).

As provided for in Annex 14 of CVM Instruction 481/2009, Shareholders may access information on this transaction in the following Attachment: Information Regarding the Increase in Capital Stock.

f) Amend the Company’s Bylaws, in their Article 5 to reflect the change in the Company’s capital stock and in the number of common shares issued by the company

Assuming approval of the incorporation of the Controlled Companies’ shares and the resulting capital increase, the Company’s Bylaws shall reflect:

(i) a modification in the Company’s capital stock, which will increase from R$4,741,175,241.82 (four billion, seven hundred and forty-one million, one hundred and seventy-five thousand, two hundred and forty-one reais and eighty-two centavos) to R$4,793,424,356.62 (four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos), and
(ii) the issue of 1,226,192 (one million, two hundred and twenty-six thousand, one hundred and ninety-two) new common shares in the Company, which, when added to the 479,910,938 (four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight) existing common shares, will result in a total of 481,137,130 (four hundred and eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty) common shares.

Therefore the caption sentence to Art. 5 of CPFL Energia’s Bylaws will be altered, in order to adapt to the new situation following the approval of the transaction:

PRESENT TEXT:

Article 5 - The subscribed and paid in capital is four billion, seven hundred and forty one million, one hundred and seventy five thousand, two hundred and forty one reais and eighty two centavos (R$ 4,741,175,241.82) divided into four hundred and seventy nine million, nine hundred and ten thousand, nine hundred and thirty eight (479,910,938) common, book-entry shares with no par value.

PROPOSED TEXT:

Article 5 - The subscribed and paid in capital is four billion, seven hundred and ninety three million, four hundred and twenty four thousand, three hundred and fifty six reais and sixty two centavos (R$ 4,793,424,356.62) divided into four hundred and eighty one million, one hundred and thirty seven thousand, one hundred and thirty (481,137,130) common, book-entry shares with no par value.

The Company’s Bylaws, as required under Art. 11 of CVM Instruction 481/2009, are available for consultation by Shareholders.

© CPFL Energia 2010 - Todos os direitos reservados.
Por favor, recicle.
PM | Março/2010

Corporate Communication Department
Board of Directors Advisory Department
Rodovia Campinas-Mogi, km 2,5
CEP 13088-900 | Campinas | SP
cpfl@cpfl.com.br www.cpfl.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.